Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY COUCHBASE, INC.: CBAS-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

March 25, 2021

Via EDGAR & Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Jan Woo
David Edgar
Christine Dietz

Re:	Couchbase, Inc.
Draft Registration Statement on Form S-1
Submitted February 10, 2021
CIK No. 0001845022

Ladies and Gentlemen:

On behalf of our client, Couchbase, Inc. (“Couchbase” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 8, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on February 10, 2021 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 10, 2021.

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

March 25, 2021

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on February 10, 2021), all page references herein correspond to the page of the Revised Registration Statement.

Draft Registration Statement on Form S-1 submitted on February 10, 2021

Prospectus Summary, page 1

1.

You indicate that customers have seen increases in database management efficiency of up to a certain percentage. Please disclose the number of customers that have experienced this increase and the time period over which the increase was measured.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 8 and 107 of the Revised Registration Statement to address the Staff’s comment.

2.

You disclose that your customer base consists of a certain percentage of the Fortune 100 customers. Please provide context regarding the significance of these customers by disclosing the ARR of these customers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure that the Company’s customer base consists of a certain percentage of the Fortune 100 is intended to illustrate that the Company offers an enterprise-level platform that has achieved significant adoption by enterprise customers. The Company further submits that, for the Staff’s understanding, as of January 31, 2021, no single Fortune 100 customer represented more than [****] percent of the Company’s ARR and, in the aggregate, the Company’s Fortune 100 customers represented less than [****]% of the Company’s ARR. While the Company’s Fortune 100 customers are significant for purposes of illustrating the Company’s strength with enterprise-level customers, the Company is not dependent on any Fortune 100 customer for a meaningful portion of its ARR, and accordingly, the Company believes that disclosing the ARR of these customers would not meaningfully add to an investor’s understanding of the Company’s business.

Risk Factors

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware..., page 56

3.

We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 59 and 157 of the Revised Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 75

4.	Please disclose the specific quarterly dollar-based net retention rate for each period presented and discuss any known material trends to the extent material.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 77, 78 and 110 to provide that its dollar-based net retention rate was over 115% in each of the past four quarters and to no longer present dollar-based net retention rate as a key business metric. Upon further consideration, the Company does not believe that this data should be viewed as a key business metric, but rather as one part of a more comprehensive understanding of the Company’s business and results of operations. Further, the Company believes that disclosure of its exact dollar-based net retention rates on a quarterly basis could be misleading to investors, as quarterly changes in this data often do not reflect material changes to, or trends in, the Company’s business, but rather small and temporary fluctuations that vary up and down over time. The Company does not believe that there are any long-term material trends in its dollar-based net retention rates that have not already been disclosed qualitatively and quantitatively in the Revised Registration Statement. The Company further respectfully advises the Staff that due to the availability of the data required to calculate the Company’s dollar-based net retention rate, the Company is not able to calculate its dollar-based net retention rate for any periods prior to the first quarter of fiscal 2021. As such, the Company has disclosed that its dollar-based net retention rate was over 115% in each of the past four quarters, which data demonstrates that the Company has high customer loyalty and retention, without leading to undue focus on non-material numerical changes from period to period.

Business

Our Customers, page 107

5.

To the extent material, please disclose the percentage of your revenue that is generated by sales through or with your partners, including Cloud Service Providers, Independent Software Vendors, and System Integrators. Also, to the extent material, disclose the portion of your revenue generated by sales to “heavily regulated organizations” such as the U.S. government, state and local governments and non-U.S. governments directly and through your partners.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently systematically measure or track the percentage of its revenue that is generated by sales through or with its partners, as the Company believes that what constitutes a sale “with” a partner is difficult to set clear parameters for and it has not instituted methods or systems to rigorously make such determinations. However, the Company does estimate that approximately [****] of its revenue is attributable to its partner ecosystem, and accordingly, it has revised the disclosure on pages 77 and 118 of the Revised Registration Statement to note that a meaningful portion of its revenue in fiscal 2021 was attributable to its partner ecosystem. Given the challenges with measuring and tracking revenue that is generated by sales through or with its partners, the Company believes it would not be appropriate to disclose a specific percentage for this metric and that such disclosure could be potentially misleading to investors and would not meaningfully add to an investor’s understanding of the Company’s business.

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

The Company further submits that the aggregate percentage of its total revenue generated by sales to the U.S. government, state and local governments and non-U.S. governments, directly or through its partners (collectively, “Government Entities”), is currently not material. In fiscal 2021, the percentage of the Company’s total revenue generated by sales to Government Entities represented in the aggregate less than five percent of its total revenue. The Company further advises the Staff that it does not track or manage its business by revenue generated from sales to “heavily regulated organizations.” Accordingly, due to the immateriality of revenue generated by sales to Government Entities, and the fact that the Company does not track or manage its business by revenue generated from sales to “heavily regulated organizations,” the Company does not believe that separately providing the revenue generated by sales to Government Entities and “heavily regulated organizations” would meaningfully add to an investor’s understanding of the Company’s business. The Company will monitor the percentage of its total revenue generated by sales to Government Entities and “heavily regulated organizations” for subsequent periods, and if such information becomes meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.

Facilities, page 113

6.	Please file your corporate headquarters lease agreement that expires in March 2025 as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the corporate headquarters lease agreement that expires in March 2025 has previously been filed with the Draft Registration Statement as Exhibit 10.12, which is the Sublease by and between the Company and Gigamon Inc., dated as of April 25, 2018.

Management, page 121

7.

We note that Jeffrey Epstein and Richard Simonson were the only directors who received option awards for the fiscal year ended January 31, 2021. Please provide a narrative description to the non-employee director compensation table that explains of any material factors necessary to an understanding of the director compensation disclosed on the table, including whether any director has a different compensation arrangements. See Item 402(r)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 130 of the Revised Registration Statement to address the Staff’s comment.

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

Principal Stockholders, page 141

8.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities affiliated with North Bridge.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 151 of the Revised Registration Statement to address the Staff’s comment.

Consolidated Statement of Operations, page F-4

9.

Please tell us whether your “Subscription” revenue and corresponding cost of revenue line items includes both term software license revenue and PCS. If it includes both, tell us how your presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X.

The Company respectfully advises the Staff that the Company generates the substantial majority of its revenue from term-based subscriptions. Substantially all of the Company’s subscription revenue is from the Enterprise Edition of the Company’s Couchbase platform, which includes Couchbase Server and Couchbase Mobile. This subscription revenue is primarily derived from term-based software licenses sold in conjunction with post-contract support (“PCS”). The PCS bundled with subscriptions includes the right to receive unspecified software updates and upgrades released when and if available during the subscription term, bug fixes, and internet, email and phone support. The subscriptions are marketed and sold as a single bundled solution, and the Company does not maintain separate pricing for the software license and PCS. Since the Company does not sell its software license separately, the Company does not discretely focus on the value of a software license in making significant operating and strategic decisions. Additionally, the Company believes its customers view its term-based subscriptions as a single offering rather than the purchase of a “product” and “service.” Accordingly, the Company presents subscription revenue as a single line item in the consolidated statements of operations.

The Company has concluded that the software license, which is recognized upon transfer to the customer, and PCS, which is recognized over the term of the arrangement, are two performance obligations in accordance with ASC Topic 606, Revenue from Contracts with Customers. However, such determination for revenue recognition purposes does not change the substance of the Company’s term-based subscriptions. Further, the guidance in ASC Topic 606 does not align the timing of recognition (i.e., point in time versus over time) with the assessment of whether a promise is characterized as a “product” or “service.” Accordingly, the Company believes its conclusions under ASC Topic 606 do not change the nature of the Company’s subscription revenue such that it should change its presentation of subscription revenue as a single line item in the consolidated statements of operations.

The Company further advises the Staff that there are no direct costs associated with software license revenue. The cost of subscription revenue consists primarily of personnel-related costs associated with the Company’s customer support organization, expenses associated with software and subscription services dedicated for use by the Company’s customer support organization, third-party cloud infrastructure expenses and allocated overhead. The Company does not believe it would be meaningful to investors or practical to separate these costs between the costs for software license and PCS, and accordingly, these costs are presented on an aggregated basis under the caption “Cost of revenue – subscription.”

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

For the reasons described above, the Company believes the presentation of subscription revenue as a single line item in the consolidated statements of operations is consistent with the substance of its offering and how the Company and investors view the Company’s business. The Company has assessed the guidance of Regulation S-X Rule 5-03, Statements of comprehensive income (“Rule 5-03”), which states the purpose of this rule is to indicate the various line items which, if applicable, should appear on the face of the income statement. In particular, the rule states that net sales of tangible products and revenues from services should be separately presented if above the 10% threshold. The Company provides NoSQL database software to its customers, which by nature is an intangible rather than a tangible product as contemplated by Rule 5-03(b)(1) and (2) of Regulation S-X. As a result, Rule 5-03 does not appear to directly address revenue from term-based subscriptions from which the Company generates the substantial majority of its revenue, and therefore, the Company believes its presentation is in compliance with Rule 5-03.

Notes to Consolidated Financial Statement

Note 10. Equity

Equity Incentive Plans, page F-22

10.

Please provide us with a breakdown of all equity awards granted in fiscal 2021 and subsequent to January 31, 2021 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

The Company respectfully advises the Staff that as disclosed in the Draft Registration Statement, the Company has historically granted stock options with service-based vesting conditions to certain employees, consultants and nonemployee directors. The fair value of the common stock underlying the Company’s option awards was determined by the Company’s board of directors (the “Board”) based on several factors, including consideration of input from management and contemporaneous independent third-party valuations (each individually a “Valuation Report” or collectively “the “Valuation Reports”). The Company respectfully refers the Staff to the sections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 94-96 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Revised Registration Statement for an explanation of the factors considered by the Company in determining the fair value of its common stock.

The Company further submits that, in response to the Staff’s comment, set forth in the table below are the stock options granted by the Company during fiscal 2021 and subsequent to January 31, 2021, as well the option exercise price, valuation report date used to determine the fair value for each grant and fair value of the underlying common stock.

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

Grant Date	Number of Underlying Shares	Option Exercise Price	Valuation Report Date	Fair Value of Underlying Shares of Common Stock
June 23, 2020	4,006,650	$3.10	April 30, 2020	$3.10
September 17, 2020	420,250	$3.98	July 31, 2020	$3.98
December 17, 2020	475,050	$4.30	October 31, 2020	$4.30
March 9, 2021	3,951,550	$8.56	January 31, 2021	$8.56

In valuing the Company’s common stock, the Board determined the equity value of the business using various valuation methods, including combinations of the income and market approaches with input from management and independent third-party advisors. Beginning with the April 30, 2020 Valuation Report, the equity value of the business determined by the income and market approaches was then allocated to the common stock using a hybrid of the probability-weighted expected return method (“PWERM”) and the option-pricing method (“OPM”), hereinafter referred to as the “Hybrid PWERM.” The Hybrid PWERM approach involves the estimation of future potential scenarios for the Company, as well as values and probabilities associated with each respective potential outcome. The per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios.

June 2020 Grants

For purposes of determining the fair value of the Company’s common stock for the option awards granted on June 23, 2020, the Board relied in part on the April 30, 2020 Valuation Report. In May 2020, the Company issued 17,920,837 shares of Series G redeemable convertible preferred stock at a price of $5.8591 per share for proceeds of $104.3 million, net of issuance costs. As of the date of the April 30, 2020 Valuation Report, the Company was in process of completing this round of financing. The terms of the Series G financing were considered to be at arm’s length and representative of fair value, as the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms. As the Series G financing was considered a reasonable indication of fair value as of the valuation date, the approach within the April 30, 2020 Valuation Report utilized a Hybrid PWERM backsolve by referencing the Series G redeemable convertible preferred stock issuance as an indication of the fair value of the Company’s redeemable convertible preferred stock in order to determine the fair value of the common stock. The Hybrid PWERM considered three future scenarios: (1) an initial public offering (“IPO”) in or around October 2021 (probability of 30%), (2) an IPO in or around April 2022 (probability of 35%) and (3) remaining a private company (probability of 35%). The IPO scenarios derived an estimate of the

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

Company’s future equity value upon an IPO using the Public Company Market Multiple Method (“PCMMM”). The remaining private company scenario derived an estimate of the Company’s equity value using an OPM that estimated the value of the Company using a combination of the PCMMM and income approaches. The discount for lack of marketability (“DLOM”) used in the scenarios was 25.0% for scenario (1), 27.0% for scenario (2) and 30.0% for scenario (3).

September 2020 Grants

For purposes of determining the fair value of the Company’s common stock for the option awards granted on September 17, 2020, the Board relied in part on the July 31, 2020 Valuation Report. The equity value of the Company was determined and allocated using the Hybrid PWERM. The Hybrid PWERM considered three future scenarios: (1) an IPO in or around October 2021 (probability of 30%), (2) an IPO in or around April 2022 (probability of 35%) and (3) remaining a private company (probability of 35%). The IPO scenarios derived an estimate of the Company’s future equity value upon an IPO using the PCMMM. The remaining private company scenario derived an estimate of the Company’s equity value using an OPM that estimated the value of the Company using a combination of the PCMMM and income approaches. The DLOM used in the scenarios was 22.5% for scenario (1), 25.0% for scenario (2) and 30.0% for scenario (3).

The increase in the fair value of the common stock between the April 30, 2020 and July 31, 2020 Valuation Reports was driven by increases in the market capitalization of guideline companies as a result of higher revenue multiples, improved economic conditions during the second quarter of fiscal 2021 as compared to the first quarter of fiscal 2021 and a steady increase in customer bookings in fiscal 2021 to date. While there were no changes in the valuation methodology used by the Company when determining the valuation of its common stock, the increase in value was also driven by a shorter time to IPO and lower DLOM for scenarios (1) and (2). As the Company progressed toward a potential IPO with a more defined timeline, the Company was concentrating on building scale, improving operational excellence and strategic hiring. The emergence and rapid spread of COVID-19 continued to increase risk and uncertainty across the overall economy; however, the Company had greater visibility into how COVID-19 had impacted the business and greater confidence with respect to its operational and financial outlook as compared to the first half of fiscal 2021. The Company further advises the Staff that the grants made in September 2020 were not material.

December 2020 Grants

For purposes of determining the fair value of the Company’s common stock for the option awards granted on December 17, 2020, the Board relied in part on the October 31, 2020 Valuation Report. The equity value of the Company was determined and allocated using the Hybrid PWERM. The Hybrid PWERM considered three future scenarios: (1) an IPO in or around May 2021 (probability of 30%), (2) an IPO in or around May 2022 (probability of 35%) and (3) remaining a private company (probability of 35%), consistent with the scenarios and probability percentages utilized in the July 31, 2020 Valuation Report. The IPO scenarios derived an estimate of the Company’s future equity value upon an IPO using the PCMMM. The remaining private company scenario derived an estimate of the Company’s equity value using an OPM that estimated the value of the Company using a combination of the PCMMM and income approaches. The DLOM used in the scenarios was 17.5% for scenario (1), 22.5% for scenario (2) and 30.0% for scenario (3).

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

The increase in the fair value of the common stock between the July 31, 2020 and October 31, 2020 Valuation Reports was driven by increases in the market capitalization of guideline companies as a result of higher revenue multiples, improved economic conditions during the third quarter of fiscal 2021 as compared to the second quarter of fiscal 2021 and a steady increase in customer bookings in fiscal 2021 to date. While there were no changes in the valuation methodology used by the Company when determining the valuation of its common stock, the increase in value was also driven by a lower DLOM for scenarios (1) and (2). As the Company progressed toward a potential IPO, the Company made several strategic hires with public company governance and reporting experience and initiated the process to select investment bankers. The Company further advises the Staff that the grants made in December 2020 were not material.

March 2021 Grants

For purposes of determining the fair value of the Company’s common stock for the option awards granted on March 9, 2021, the Board relied in part on the January 31, 2021 Valuation Report. The equity value of the Company was determined and allocated using the Hybrid PWERM. The Hybrid PWERM considered three future scenarios: (1) an IPO in or around June 2021 (probability of 40%), (2) an IPO in or around May 2022 (probability of 35%) and (3) remaining a private company (probability of 25%). The IPO scenarios derived an estimate of the Company’s future equity value upon an IPO using the PCMMM. The remaining private company scenario derived an estimate of the Company’s equity value using an OPM that estimated the value of the Company using a combination of the PCMMM and income approaches. The DLOM used in the scenarios was 12.5% for scenario (1), 20.0% for scenario (2) and 27.5% for scenario (3).

The increase in the fair value of the common stock between the October 31, 2020 and January 31, 2021 Valuation Reports was driven by increases in the market capitalization of guideline companies as a result of higher revenue multiples, improved economic conditions during the fourth quarter of fiscal 2021 as compared to the third quarter of fiscal 2021 and a steady increase in customer bookings throughout fiscal 2021. While there were no changes in the valuation methodology used by the Company when determining the valuation of its common stock, the increase in value was also driven by a shorter time to and confidence in an IPO, which is reflected by the lower DLOM and increased probabilities of an IPO for scenarios (1) and (2). The Company held its IPO organizational meeting in December 2020, finalized the investment banker syndicate in February 2021 and confidentially submitted an initial Draft Registration Statement on Form S-1 with the Commission on February 10, 2021, all of which were considered in the IPO scenario probabilities in the January 31, 2021 Valuation Report. There were no significant changes that would impact the fair value of the common stock between the January 31, 2021 Valuation Report and the March 2021 grants. Management noted that market capitalization of guideline companies had not increased significantly and economic conditions have been relatively stable.

The Company respectfully advises the Staff that it will continue to update this analysis through the effectiveness of its Registration Statement.

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

General

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance of Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

*****

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

March 25, 2021

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Matthew M. Cain, Couchbase, Inc.
Gregory Henry, Couchbase, Inc.
Margaret Chow, Couchbase, Inc.
Randy Li, Couchbase, Inc.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Couchbase, Inc. (CBAS-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.